Exhibit 99.1

Wave of Innovation: Eco Wave Power Debuts Israel’s First Wave Energy Project at Jaffa Port

Tel Aviv, Israel – November 26, 2024 –Eco Wave Power Global AB (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading provider of onshore wave energy technology, is pleased to announce that Eco Wave Power and EDF Renewables IL, in collaboration with the Tel Aviv-Yafo Municipality and the municipal company Atarim, will inaugurate Israel’s first pilot station for generating electricity from sea waves on Thursday, December 5, 2024, at Warehouse 2 in Jaffa Port. This groundbreaking global project combines innovation, sustainability, and the fight against climate change.

The launch marks a significant step towards reducing greenhouse gas emissions and advancing sustainable energy, reinforcing Tel Aviv-Yafo’s status as a global innovation leader. The event will include a formal inauguration by Tel Aviv-Yafo Mayor Ron Huldai, followed by a reception at Warehouse 2 in Jaffa Port with senior energy officials, investors, and strategic partners.

The Eco Wave Power project was built in collaboration with EDF Renewables Israel, supported by the Chief Scientist of the Ministry of Energy (which recognized the Company’s technology as “Pioneering Technology”) and Tel Aviv-Yafo Municipality.

In this unique project, for the very first time, electricity generated from sea waves is supplied to the national grid—a historic milestone in Israel’s renewable energy journey.

“The launch of Israel’s first wave energy power plant is more than just a technological achievement—it’s a powerful statement about the future we envision. This project at Jaffa Port represents a historic milestone in the global renewable energy journey, proving that sea waves can be a viable, clean, and consistent source of electricity. We are proud to collaborate with EDF Renewables IL, Tel Aviv-Yafo Municipality, and Atarim to place Israel at the forefront of wave energy innovation. Together, we are creating a new wave of possibilities in the fight against climate change,” said Inna Braverman, Founder and CEO of Eco Wave Power.

“We are happy to support the advancement of innovative technologies through collaboration with Israeli startups and companies, to diversify clean energy solutions. Our partnership with Eco Wave Power gave birth to a unique pilot that harnesses wave energy to produce clean electricity. We have a strong interest in assessing the potential of this new technology, as part of the broad interest of EDF Group for marine energies,” said Ayalon Vaniche, CEO of EDF Renewables Israel.

The project is located within Atarim’s Blue Economy Innovation Hub at the Jaffa Port, alongside other cutting-edge marine innovation technologies.

The Company and the project are led by Eco Wave Power’s founder and CEO Inna Braverman, a graduate of the “Women for Climate” program by the international C40 Cities organization, which Tel Aviv-Yafo is a member of. Ms. Braverman, who joined the program through the city’s Environmental and Sustainability Authority, won a technology challenge competition representing Tel Aviv-Yafo with her visionary green energy solution.

The Women for Climate program empowers women to lead environmental and sustainability projects addressing urban climate challenges. This initiative, led by Tel Aviv-Yafo’s Environmental and Sustainability Authority in collaboration with C40, is part of the municipality’s strategy to promote gender equality, entrepreneurship, and innovation. Selected women receive professional guidance and tools to lead innovative projects that advance urban sustainability and tackle climate change.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MWT.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that the launch of this project marks a significant step towards reducing greenhouse gas emissions and advancing sustainable energy, reinforcing Tel Aviv-Yafo’s status as a global innovation leader, the Company’s vision of its future and potential of the Company’s technology. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

For more information about the event, you can contact Alina Yarovoy at Alina@ecowavepower.com

For press enquiries, please feel free to contact Eco Wave Power at Alina@ecowavepower.com or the Tel Aviv-Yafo Municipality Spokesperson’s Office:

Phone: +972 3-7244720

Email: dovertlv@mail.tel-aviv.gov.il